March 28, 2005



Lisa Haynes
Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

         Re:      Farmers & Merchants Bancorp
                  Amended 8-K
                  Response to Letter Dated March 24, 2005

Dear Ms. Haynes:

     I am in receipt of your letter dated March 24, 2005, concerning our 8-K filed on March 18, 2005, reporting the dismissal of PricewaterhouseCoopers ("PWC") as our company's independent auditors and the appointment of Perry-Smith, LLP, as our company's new independent auditors. Enclosed with this letter please find both a clean and redline 8-K/A that we have filed today in response to your comments and comments received from PWC.

     In your first bullet point comment you asked us to revise the 8-K to "state whether the former accountant resigned, declined to stand for re-election or was dismissed, as required by Item 304(a)(1)(i) of Regulation S-K." You will see from the enclosed 8-K/A that we have replaced the word "terminated" with "dismissed." We believe the 8-K/A now clearly states that PWC was dismissed.

     In your second bullet point comment you ask that we attach the response letter from PWC. The response letter from PWC had not been received prior to our filing deadline on the original 8-K, so as permitted by Item 304(a)(3) we filed the 8-K without the response letter intending to file an amended 8-K upon receipt of PWC's response letter. We have now received PWC's response, and it is attached as exhibit 16.

     I wish to point out a change in the 8-K/A that was requested by PWC. You will no doubt note that the date of the dismissal of PWC has been changed from March 15 to March 17, 2005. Although our Audit Committee approved the dismissal of PWC on March 15, PWC was not notified of the decision until March 17. PWC believes, and we agree, that the dismissal was effective upon our notification of PWC, not the date our Audit Committee approved the dismissal. Accordingly, the date of the dismissal of PWC has been changed in the 8-K/A to March 17 in response to PWC's position.

     Finally, as you requested I acknowledge on behalf of Farmers & Merchants Bancorp that:

o Farmers & Merchants is responsible for the adequacy and accuracy of the disclosure in the filings; o SEC staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

o Farmers & Merchants Bancorp may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We believe we have addressed the concerns noted in your comment letter in the enclosed 8-K/A. Should you have any further questions, please do not hesitate to contact me.

                                 Very truly yours,



                                 /s/ Stephen W. Haley
                                 Stephen Haley
                                 Chief Financial Officer
                                 Farmers & Merchants Bancorp


cc:      Tom Kearney, PricewaterhouseCoopers LLP
         Perry-Smith, LLP
         Audit Committee
         John F. Stuart, Esq.